SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

Amendment #2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 4
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 6 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

4,832,402

8	SHARED VOTING POWER

4,216,208

9	SOLE DISPOSITIVE POWER

6,852,033

10	SHARED DISPOSITIVE POWER

4,407,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

11,259,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

    This Schedule 13D is filed on behalf of S. Craig Lindner (the "Reporting Person"), to amend and update his Schedule 13D filed May 11, 2004, relative to the Common Stock, No Par Value per share ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "AFG").

    The principal executive offices of AFG are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended.

Item 2.     Identity and Background.

    (a) S. Craig Lindner

    (b) One East Fourth Street, Cincinnati, Ohio 45202

    (c) Individual Investor

    (d) None

    (e) None

    (f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

    N/A

Item 4.     Purpose of Transaction.

    On July 25, 2008, the Reporting Person assumed shared voting and dispositive power over 3,000,000 shares of AFG Common Stock held by a limited liability company formed by his parents. The Reporting Person's brother, Carl H. Lindner III, shares voting and dispositive power over the shares of Common Stock held by this limited liability company.

    The Reporting Person considers his beneficial ownership of AFG equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional AFG equity securities or dispose of some or all of the AFG equity securities which he beneficially owns.

    Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of July 28, 2008, the Reporting Person beneficially owned 11,259,053 shares (or approximately 9.7% of the outstanding shares) of AFG Common Stock, which amount includes 108,449 held by a trust over which his spouse has voting and dispositive power, 190,812 shares held in trusts over which his spouse has dispositive power, 1,485,000 shares held in a limited liability company for which he holds dispositive power, 27,685 shares held by his spouse as custodian for a minor child, 1,080,074 shares held either directly by his children, or in trust for the benefit of his children, over which trusts his spouse or children hold voting and dispositive power, 116,258 shares held in a charitable foundation for which he holds voting and dispositive power, 3,000,000 shares held in a limited liability company for which he shares dispositive power, but for which he has no direct pecuniary interest, and 534,631 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan. This number does not include 1,129,033 shares which are held in various trusts for the benefit of his children for which third parties act as trustee with voting and dispositive power.

    As of July 28, 2008, and within the prior 60-day period (other than as previously reported on Schedule 13D), the Reporting Person had engaged in the following transaction.

Date	Transaction	Number of Shares Acquired	Price

7/25/2008	Assumed Shared Voting & Dispositive Powers	3,000,000	N/A
	(But for which he has no direct pecuniary interest)

    To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    None

Item 7.   Material to be filed as Exhibits.

    (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    August 4, 2008

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
S. Craig Lindner

POWER OF ATTORNEY

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    I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

    IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ S. Craig Lindner
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S. Craig Lindner